

Austin Hilde · 3rd

We're launching Swopblock!

Seattle, Washington, United States ·

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 **Swopblock**

 **Art Center College of Design**

Experience



Communications
Swopblock · Self-employed
Jul 2020 – Present · 1 yr 1 mo

 **Swopblock.org**



Director / Creative Director
Amazon
Jul 2016 – Jul 2020 · 4 yrs 1 mo
Greater Seattle Area

Art Director
Freelance
Mar 2013 – Jul 2016 · 3 yrs 5 mos



AustinHilde.com



Art Director

AKQA

Feb 2015 – Oct 2015 · 9 mos

Portland, Oregon

Nike



Art Director

WONGDOODY

Oct 2013 – Jan 2015 · 1 yr 4 mos

Greater Seattle Area

Amazon and Papa Murphy's

Show 3 more experiences ⌄

Education



Art Center College of Design

Bachelor of Arts (BA), Advertising

2004 – 2007

Cerro Coso Community College

Sound Design

2002 – 2004

